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MindWalk Holdings Corp. to Report Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2026 on December 15, 2025

The Company to host an earnings conference call via webcast

AUSTIN, Texas – MindWalk Holdings Corp. (NASDAQ:HYFT) (“MindWalk” or the “Company”), a Bio-Native AI therapeutic research and technology company, today announced that it will host a conference call to discuss its quarterly results and recent business highlights for second quarter fiscal year 2026, on Monday, December 15, 2025, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call. MindWalk management will host the conference call followed by a question-and-answer period.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Monday, December 15, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at:

https://ir.mindwalkai.com/events-and-presentations/default.aspx

Participant Dial-in:

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

Conference ID: 3224490

* Webcast Details *

Event Title: MindWalk Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2026

 Attendee URL:

https://events.q4inc.com/attendee/410261259

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkAI.com

Source: MindWalk Holdings Corp.